SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

Molecular Data Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

60852L106**

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 60852L106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Stock Market LLC under the symbol “MKD.” Each ADS represents three Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 60852L106	Page 2 of 11

1	NAME OF REPORTING PERSONS Innovation Works Development Fund II, L.P. (“IWDF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
34,378,392 Class A ordinary shares (in the form of 11,459,464 ADSs) (“shares”), all of which are directly owned by IWDF II, except that Innovation Works Development Fund Management II, L.P. (“Management II”), the general partner of IWDF II, Innovation Works Development Fund II GP, Ltd. (“IWDF II Ltd”), the general partner of Management II, and Kai-Fu Lee (“Dr. Lee”), the sole shareholder and sole director of IWDF II Ltd, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
34,378,392 shares, all of which are directly owned by IWDF II, except that Management II, IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,378,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.3%*
12	TYPE OF REPORTING PERSON	PN

* Based on 334,099,682 Class A Ordinary Shares of the Issuer outstanding as of October 9, 2020, as disclosed in the Securities Purchase Agreement included as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2020.

CUSIP # 60852L106	Page 3 of 11

1	NAME OF REPORTING PERSONS Innovation Works Development Fund Management II, L.P. (“Management II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,378,392 shares, all of which are directly owned by IWDF II, except that IWDF II Ltd and Dr. Lee may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 34,378,392 shares, all of which are directly owned by IWDF II, except that IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,378,392
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.3%*
12	TYPE OF REPORTING PERSON	PN

* Based on 334,099,682 Class A Ordinary Shares of the Issuer outstanding as of October 9, 2020, as disclosed in the Securities Purchase Agreement included as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2020.

CUSIP # 60852L106	Page 4 of 11

1	NAME OF REPORTING PERSONS Innovation Works Parallel Fund II, L.P. (“IWDF II Parallel”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,847,522 shares, all of which are directly owned by IWDF II Parallel, except that IWDF II Ltd, the general partner of IWDF II Parallel, and Dr. Lee, the sole shareholder and sole director of IWDF II Ltd, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,847,522 shares, all of which are directly owned by IWDF II Parallel, except that IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,847,522
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%*
12	TYPE OF REPORTING PERSON	PN

* Based on 334,099,682 Class A Ordinary Shares of the Issuer outstanding as of October 9, 2020, as disclosed in the Securities Purchase Agreement included as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2020.

CUSIP # 60852L106	Page 5 of 11

1	NAME OF REPORTING PERSONS Innovation Works Development Fund II GP, Ltd. (“IWDF II Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
36,225,914 shares, (i) 34,378,392 of which are directly owned by IWDF II and (ii) 1,847,522 of which are directly owned by IWDF II Parallel. Management II, IWDF II Ltd and Dr. Lee may be deemed to have sole voting power with respect to the shares directly owned by IWDF II. IWDF II Ltd and Dr. Lee may be deemed to have sole voting power with respect to the shares directly owned by IWDF II Parallel.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
36,225,914 shares, (i) 34,378,392 of which are directly owned by IWDF II and (ii) 1,847,522 of which are directly owned by IWDF II Parallel. Management II, IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to the shares directly owned by IWDF II. IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to the shares directly owned by IWDF II Parallel.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	36,225,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%*
12	TYPE OF REPORTING PERSON	OO

* Based on 334,099,682 Class A Ordinary Shares of the Issuer outstanding as of October 9, 2020, as disclosed in the Securities Purchase Agreement included as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2020.

CUSIP # 60852L106	Page 6 of 11

1	NAME OF REPORTING PERSONS Kai-Fu Lee (“Dr. Lee”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
36,225,914 shares, (i) 34,378,392 of which are directly owned by IWDF II and (ii) 1,847,522 of which are directly owned by IWDF II Parallel. Management II, IWDF II Ltd and Dr. Lee may be deemed to have sole voting power with respect to the shares directly owned by IWDF II. IWDF II Ltd and Dr. Lee may be deemed to have sole voting power with respect to the shares directly owned by IWDF II Parallel.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
36,225,914 shares, (i) 34,378,392 of which are directly owned by IWDF II and (ii) 1,847,522 of which are directly owned by IWDF II Parallel. Management II, IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to the shares directly owned by IWDF II. IWDF II Ltd and Dr. Lee may be deemed to have sole dispositive power with respect to the shares directly owned by IWDF II Parallel.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	36,225,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	10.8%*
12	TYPE OF REPORTING PERSON	IN

* Based on 334,099,682 Class A Ordinary Shares of the Issuer outstanding as of October 9, 2020, as disclosed in the Securities Purchase Agreement included as Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 13, 2020.

CUSIP # 60852L106	Page 7 of 11

ITEM 1(A).	NAME OF ISSUER

Molecular Data Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

5/F, Building 12,

1001 North Qinzhou Road Xuhui District,

Shanghai 201109

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by that Innovation Works Development Fund, L.P. (“IWDF II”), Innovation Works Development Fund Management II, L.P. (“Management II”), , Innovation Works Parallel Fund II, L.P. (“IWDF II Parallel”), Innovation Works Development Fund II GP, Ltd. (“IWDF II Ltd”) and Kai-Fu Lee (“Dr. Lee”). The foregoing entities are collectively referred to as the “Reporting Persons.”

IWDF II Ltd is the general partner of Management II, which is the general partner of IWDF II. IWDF II Ltd and Management II may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by IWDF II. IWDF II Ltd is also the general partner of IWDF II Parallel and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by IWDF II Parallel. Kai-Fu Lee is the sole shareholder and sole director of IWDF II Ltd and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by IWDF II and IWDF II Parallel.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The principal business office of the Reporting Person is:

c/o Campbell Corporate Services Limited

Floor 4, Willow House,

Cricket Square, Grand Cayman

KY1-9010, Cayman Islands

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A ordinary shares, par value US$0.00005 per share

ITEM 2(E)	CUSIP NUMBER

60852L106 (CUSIP Number for the ADSs. The Class A ordinary shares do not have a CUSIP Number.)

ITEM 3.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

CUSIP # 60852L106	Page 8 of 11

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2020:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of IWDF II, IWDF II Parallel, Management II and the memorandum and articles of association of IWDF II Ltd, the general partner and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP # 60852L106	Page 9 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2021
Innovation Works Development Fund II, L.P.

Innovation Works Development Fund Management II, L.P.

By: Innovation Works Development Fund II GP, Ltd.

Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Fund Management II, L.P.

By: Innovation Works Development Fund II GP, Ltd.
Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Parallel Fund II, L.P.

By: Innovation Works Development Fund II GP, Ltd.
Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Fund II GP, Ltd.

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Kai-Fu Lee

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee

CUSIP # 60852L106	Page 10 of 11

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

CUSIP # 60852L106	Page 11 of 11

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A ordinary shares of Molecular Data Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 25, 2021	Innovation Works Development Fund II, L.P.

By: Innovation Works Development Fund Management II, L.P.
Its: General Partner

By: Innovation Works Development Fund II GP, Ltd.
Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Fund Management II, L.P.

By: Innovation Works Development Fund II GP, Ltd.
Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Parallel Fund II, L.P.

By: Innovation Works Development Fund II GP, Ltd.
Its: General Partner

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Innovation Works Development Fund II GP, Ltd.

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee, Director

Kai-Fu Lee

	By:	/s/ Kai-Fu Lee
Dr. Kai-Fu Lee